FLAMEL TECHNOLOGIES

Société Anonyme with a share capital of EUR 3,099,662

Registered Office :

Parc Club du Moulin à Vent

33, avenue du Docteur Georges Lévy

69693 VENISSIEUX (France)

379 001 530 R.C.S. LYON

DOCUMENT AND INFORMATION REQUEST FORM

Article R.225-81 of the French Code de Commerce

I, the undersigned:

_______________________________________ (first and last names and address) owner of __________(number of shares owned) registered shares of Flamel Technologies, a Société Anonyme with a share capital of EUR 3,099,662 having its registered office at Parc Club du Moulin à Vent, 33, avenue du Docteur Georges Lévy, 69693 VENISSIEUX (France), identified under number 379 001 530 R.C.S. LYON (the "Company"),

Hereby request that the documents referred to Art R.225-83 of the French Code de Commerce and relating to the combined ordinary and extraordinary meeting of the shareholders of the Company to be held at the registered office on June 20, 2013 at 11 a.m. (French time), be addressed to me at (address) __________________________________________________________________ .

In my capacity of owner of registered shares, I hereby also request in accordance with Article R.225-88 of the French Code de Commerce that a proxy form together with the documents and information set forth at Articles R.225-81 and R.225-83 of the French Code de Commerce be addressed to me on the occasion of each subsequent shareholders' meeting.*

I hereby declare that these shares are registered in an account held by CACEIS or Bank of New-York Mellon, in the form of ADR**.

Done in _______________, on ___________

Signature of the shareholder

*To be deleted if not requested

** To be deleted if not applicable